

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Michael James
Chief Financial Officer
Edible Garden AG Incorporated
283 County Road 519
Belvidere, NJ 07823

      Re: Edible Garden AG Incorporated
             Registration Statement on Form S-1
             Filed August 18, 2023
             File No. 333-274080

Dear Michael James:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: Alexander McClean, Esq.